Exhibit 1

NXP Semiconductors Reports First Quarter 2014 Results

Q1 2014
Revenue	$1,246 million
GAAP Gross margin	47.0%
GAAP Operating margin	14.7%
GAAP Diluted earnings per share	$0.43
Non-GAAP Gross margin	49.5%
Non-GAAP Operating margin	24.2%
Non-GAAP Diluted earnings per share	$0.98

Eindhoven, The Netherlands, April 24, 2014 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter of 2014, ended March 30, 2014, and provided guidance for the second quarter 2014.

“Our results for the first quarter of 2014 were very good, above the mid-point of our guidance, as NXP delivered Product revenue of $1,207 million, a 14 percent increase from the prior year period and a 4 percent sequential decline. Total NXP revenue in the first quarter was $1,246 million, a 15 percent increase year-on-year, and a 4 percent sequential decline, slightly better than typical seasonal decline,” said Richard Clemmer, NXP Chief Executive Officer.

“Our HPMS segment performed better than expected during the first quarter, resulting in 18 percent year-on-year growth, though declining about 5 percent sequentially—this after a better than seasonally strong fourth quarter. Performance within our Automotive business was better than our initial expectations, resulting in 20 percent year-on-year growth primarily due to better than expected demand for in-vehicle networking solutions. Similarly, within our Identification business, revenue performance was better than planned resulting in 6 percent year-on-year growth due to improved demand for infrastructure and mobile payment products. In our Portable & Computing business, our results were near the high end of expectations, reflecting 45 percent growth versus the prior year. Within our Industrial & Infrastructure business, revenue performance was slightly below plan but still up 19 percent year-on-year. Within our Standard products segment, revenue performance was incrementally better than originally planned.

“During the quarter, non-GAAP, diluted earnings per share were $0.98, above the mid-point of guidance due to the combination of better product revenue; positive product mix; and offset by slightly higher operating expenses. Taken together, NXP generated $223 million in free cash flow during the quarter, representing 18 percent non-GAAP free cash flow margin. Additionally, we repurchased 8.3 million shares during the quarter, executing on our commitment to aggressively and opportunistically return cash to shareholders via our share repurchase program. In summary the first quarter results were better than anticipated, and we believe NXP is ideally positioned to continue to deliver solid revenue growth, strong earnings and robust free cash flow in future periods,” said Clemmer.

Summary of First Quarter 2014 Results ($ millions, except EPS, unaudited)

	Q1 2014	Q4 2013	Q1 2013	Q - Q	Y - Y
Product Revenue	$1,207	$1,251	$1,055	-4%	14%
Corporate & Other	$39	$42	$30	-7%	30%

Total Revenue	$1,246	$1,293	$1,085	-4%	15%
GAAP Gross Profit	$585	$589	$483	-1%	21%
Gross Profit Adjustments (1)	$(32)	$(47)	$(54)
Non-GAAP Gross Profit	$617	$636	$537	-3%	15%
GAAP Gross Margin	47%	46%	45%
Non-GAAP Gross Margin	50%	49%	50%
GAAP Operating Income	$183	$198	$115	-8%	59%
Operating Income Adjustments (1)	(118)	(126)	(140)
Non-GAAP Operating Income	$301	$324	$255	-7%	18%
GAAP Operating Margin	15%	15%	11%
Non-GAAP Operating Margin	24%	25%	24%
GAAP Net Income / (Loss)	$110	$96	$(14)	15%	NM
Net Income Adjustments (1)	(139)	(157)	(200)
Non-GAAP Net Income / (Loss)	$249	$253	$186	-2%	34%
GAAP EPS	$0.43	$0.37	$(0.06)	16%	NM
EPS Adjustments (1)	$(0.55)	$(0.62)	$(0.78)
Non-GAAP EPS	$0.98	$0.99	$0.72	-1%	36%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q1 2014	Q4 2013	Q1 2013	Percent Q1 Total	Q - Q	Y - Y
Automotive	$276	$275	$230	22%	0%	20%
Identification	$319	$329	$300	26%	-3%	6%
Infrastructure & Industrial	$182	$194	$153	15%	-6%	19%
Portable & Computing	$135	$159	$93	11%	-15%	45%

High Performance Mixed Signal (HPMS)	$912	$957	$776	73%	-5%	18%
Standard Products (STDP)	$295	$294	$279	24%	0%	6%

Product Revenue	$1,207	$1,251	$1,055	97%	-4%	14%
Corporate & Other	$39	$42	$30	3%	-7%	30%

Total Revenue	$1,246	$1,293	$1,085	100%	-4%	15%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Additional and Subsequent Information for the First Quarter of 2014:

•	On February 6, 2014, NXP announced that it, effective same date, expanded its existing stock repurchase program. Under the expanded stock repurchase program, NXP may repurchase up to twenty-five (25) million shares of its common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of NXP shareholders, applicable legal requirements and other factors.

•	NXP repurchased approximately 8.3 million shares in the first quarter of 2014 for a total cost of approximately $458 million.

•	Net cash interest paid in the first quarter of 2014 was $45 million, versus $54 million in the prior year period.

•	On February 14, 2014, NXP entered into a new $400 million aggregate principal amount senior secured term loan facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount senior secured term loan facility due March 4, 2017. A $100 million draw-down under our existing revolving credit facility was used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million. Approximately $5 million will be used for general corporate purposes.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2014 operating income of $36 million, EBITDA of $48 million and a closing cash balance of $396 million.

•	Utilization in NXP wafer fabs averaged 93 percent in the first quarter of 2014 compared to 83 percent in the prior year period and 95 percent in the prior quarter.

Guidance for the Second Quarter 2014: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,261	$1,286	$1,310
Q-Q	4%	7%	9%
Other Revenue	$40	$40	$40

Total Revenue	$1,301	$1,326	$1,350
Q-Q	4%	6%	8%
Non-GAAP Gross Profit	$622	$639	$656
Non-GAAP Gross Margin	48%	48%	49%
Non-GAAP Operating Income	$312	$324	$337
Non-GAAP Operating Margin	24%	24%	25%
Interest Expense	$35	$35	$35
Cash Taxes	$8	$8	$8
Non-controlling Interest	$17	$17	$17

Non-GAAP Net Income	$252	$264	$277
Ave. Diluted Shares	252	252	252
Non - GAAP EPS	$1.00	$1.05	$1.10

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt” and (xix) “non-GAAP free cash flow.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•	“diluted non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” are to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on April 24, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Time) to discuss its first quarter 2014 financial results and provide an outlook for the second quarter of 2014.

Interested parties may join the conference call by dialing 1 – 800 – 638—4817 (within the U.S.) or 1 – 617 – 614—3943 (outside the U.S.). The participant pass-code is 49614953. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $4.82 billion in 2013. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

	Three Months Ended
	March 30,	Dec. 31,	March 31,
($ in millions except share data)	2014	2013	2013
Revenue	$1,246	$1,293	$1,085
Cost of revenue	(661)	(704)	(602)

Gross profit	585	589	483
Research and development	(189)	(168)	(153)
Selling, general and administrative	(213)	(224)	(222)

Total operating expenses	(402)	(392)	(375)
Other income (expense)	—	1	7

Operating income (loss)	183	198	115
Financial income (expense):
Interest income (expense)—net	(34)	(39)	(49)
Foreign exchange gain (loss)	(2)	31	(53)
Gain (loss) on extinguishment of long term debt	(3)	(54)	(37)
Other financial expense	(6)	(17)	(13)

Income (loss) before taxes	138	119	(37)
Benefit (provision) for income taxes	(15)	(10)	(11)
Results relating to equity-accounted investees	1	6	47

Net income (loss)	124	115	(1)
Net (income) loss attributable to non-controlling interests	(14)	(19)	(13)

Net income (loss) attributable to stockholders	110	96	(14)
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.45	$0.39	$(0.06)
Diluted earnings per common share in $	$0.43	$0.37	$(0.06)
Weighted average number of shares of common stock (in thousands):
Basic	245,300	246,842	249,668
Diluted	255,167	256,162	249,668

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

	As of
	March 30,	Dec. 31,	March 31,
($ in millions)	2014	2013	2013
Current assets:
Cash and cash equivalents	$720	$670	$595
Accounts receivable – net	556	501	464
Other receivables	34	41	48
Assets held for sale	11	13	10
Inventories	740	740	730
Other current assets	126	127	109

Total current assets	2,187	2,092	1,956
Non-current assets:
Investments in equity-accounted investees	53	52	46
Other non-current assets	143	144	131
Property, plant and equipment	1,045	1,048	1,039
Identified intangible assets	707	755	888
Goodwill	2,354	2,358	2,221

Total non-current assets	4,302	4,357	4,325
Total assets	6,489	6,449	6,281
Current liabilities:
Accounts payable	558	544	513
Liabilities held for sale	1	1	—
Accrued liabilities	639	608	599
Short-term debt	37	40	291

Total current liabilities	1,235	1,193	1,403
Non-current liabilities:
Long-term debt	3,546	3,281	3,149
Other non-current liabilities	425	429	454

Total non-current liabilities	3,971	3,710	3,603
Non-controlling interests	259	245	248
Stockholders’ equity	1,024	1,301	1,027

Total equity	1,283	1,546	1,275
Total liabilities and equity	6,489	6,449	6,281

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

	Three Months Ended
	March 30,	Dec. 31,	March 31,
($ in millions)	2014	2013	2013
Cash Flows from operating activities
Net income (loss)	$124	$115	$(1)
Adjustments to reconcile net income (loss):
Depreciation and amortization	102	113	132
Stock-based compensation	28	31	17
Net (gain) loss on sale of assets	—	—	(1)
(Gain) loss on extinguishment of debt	3	54	37
Results relating to equity accounted investees	(1)	(6)	(47)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(55)	37	(15)
(Increase) decrease in inventories	1	13	(20)
Increase (decrease) in trade payables	14	(4)	(44)
(Increase) decrease in other receivables	12	10	(8)
Increase (decrease) in other payables	35	(21)	17
Changes in deferred taxes	3	1	1
Exchange differences	2	(31)	53
Other items	5	2	(2)

Net cash provided by (used for) operating activities	273	314	119
Cash flows from investing activities:
Purchase of identified intangible assets	(9)	(8)	(6)
Capital expenditures on property, plant and equipment	(51)	(71)	(41)
Proceeds from disposals of property, plant and equipment	1	1	2
Proceeds from disposals of assets held for sale	3	—	—
Proceeds from sale of interests in businesses	—	3	—
Proceeds from return of equity investment	—	3	—
Other	—	(3)	2

Net cash (used for) provided by investing activities	(56)	(75)	(43)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	(2)	(1)
Repayments under the revolving credit facility	(100)	—	(280)
Amounts drawn under the revolving credit facility	450	150	180
Repurchase of long-term debt	(92)	(575)	(980)
Principal payments on long-term debt	(1)	(7)	(4)
Net proceeds from the issuance of long-term debt	—	1	990
Dividends paid to non-controlling interests	—	(1)	—
Purchase of non-controlling interests (shares)	—	(12)	—
Cash proceeds from exercise of stock options	40	98	40
Purchase of treasury shares	(458)	(163)	(35)

Net cash provided by (used for) financing activities	(162)	(511)	(90)
Effect of changes in exchange rates on cash positions	(5)	1	(8)

Increase (decrease) in cash and cash equivalents	50	(271)	(22)
Cash and cash equivalents at beginning of period	670	941	617

Cash and cash equivalents at end of period	720	670	595
Non-Cash Financing
Exchange of Term Loan C for Term Loan D	—	400	—
Exchange of Term Loan A1 for Term Loan E	400	—	—

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

	Three Months Ended
	March 30,	Dec. 31,	March 31,
($ in millions)	2014	2013	2013
High Performance Mixed Signal (HPMS)	912	957	776
Standard Products	295	294	279

Product Revenue	1,207	1,251	1,055
Corporate and Other	39	42	30

Total Revenue	$1,246	$1,293	$1,085

HPMS Revenue	$912	$957	$776
Percent of Total Revenue	73.2%	74.0%	71.5%
HPMS segment GAAP gross profit	508	523	417
PPA effects	(1)	(3)	—
Restructuring	—	(3)	(1)
Stock based compensation	(2)	(2)	(1)
Other incidentals	—	(10)	—
Other adjustments	—	—	(46)

HPMS segment non-GAAP gross profit	$511	$541	$465

HPMS segment GAAP gross margin	55.7%	54.6%	53.7%
HPMS segment non-GAAP gross margin	56.0%	56.5%	59.9%
HPMS segment GAAP operating profit	200	227	123
PPA effects	(24)	(26)	(46)
Restructuring	(2)	(2)	(1)
Stock based compensation	(22)	(24)	(12)
Other incidentals	(1)	(11)	(1)
Other adjustments	—	—	(46)

HPMS segment non-GAAP operating profit	$249	$290	$229

HPMS segment GAAP operating margin	21.9%	23.7%	15.9%
HPMS segment non-GAAP operating margin	27.3%	30.3%	29.5%
Standard Products Revenue	$295	$294	$279
Percent of Total Revenue	23.7%	22.7%	25.7%
Standard Products segment GAAP gross profit	85	66	70
PPA effects	—	(1)	(1)
Restructuring	(7)	(18)	(1)
Stock based compensation	(1)	(1)	—
Other incidentals	(5)	(6)	(1)

Standard Products segment non-GAAP gross profit	$98	$92	$73

Standard Products segment GAAP gross margin	28.8%	22.4%	25.1%
Standard Products segment non-GAAP gross margin	33.2%	31.3%	26.2%
Standard Products segment GAAP operating profit	12	2	7
PPA effects	(15)	(15)	(15)
Restructuring	(15)	(18)	(1)
Stock based compensation	(6)	(7)	(4)
Other incidentals	(5)	(6)	(1)

Standard Products segment non-GAAP operating profit	$53	$48	$28

Standard Products segment GAAP operating margin	4.1%	0.7%	2.5%
Standard Products segment non-GAAP operating margin	18.0%	16.3%	10.0%
Corporate and Other Revenue	$39	$42	$30
Percent of Total Revenue	3.1%	3.3%	2.8%
Corporate and Other segment GAAP gross profit	(8)	—	(4)
PPA effects	(2)	(2)	(2)
Restructuring	(16)	—	—
Stock based compensation	—	—	—
Other incidentals	2	(1)	(1)

Corporate and Other segment non-GAAP gross profit	$8	$3	$(1)

Corporate and Other segment GAAP gross margin	-20.5%	0.0%	-13.3%
Corporate and Other segment non-GAAP gross margin	20.5%	7.1%	-3.3%
Corporate and Other segment GAAP operating profit	(29)	(31)	(15)
PPA effects	(7)	(6)	(6)
Restructuring	(16)	(3)	(2)
Stock based compensation	—	—	(1)
Other incidentals	(5)	(8)	(4)

Corporate and Other segment non-GAAP operating profit	$(1)	$(14)	$(2)

Corporate and Other segment GAAP operating margin	-74.4%	-73.8%	-50.0%
Corporate and Other segment non-GAAP operating margin	-2.6%	-33.3%	-6.7%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

	Three Months Ended
($ in millions except share data)	March 30, 2014		Dec. 31, 2013	March 31, 2013
Revenue	$1,246		$1,293	$1,085
GAAP Gross profit	$585		$589	$483
PPA effects	(3)		(6)	(3)
Restructuring	(23)		(21)	(2)
Stock Based Compensation	(3)		(3)	(1)
Other incidentals	(3)		(17)	(2)
Other adjustments	—		—	(46)

Non-GAAP Gross profit	$617		$636	$537

GAAP Gross margin	47.0%		45.6%	44.5%
Non-GAAP Gross margin	49.5%		49.2%	49.5%
GAAP Research and development	$(189)		$(168)	$(153)
PPA effects	—		—	—
Restructuring	(9)		1	—
Stock based compensation	(3)		(5)	(3)
Other incidentals	(1)		(1)	(1)

Non-GAAP Research and development	$(176)		$(163)	$(149)

GAAP Selling, general and administrative	$(213)		$(224)	$(222)
PPA effects	(41)		(41)	(64)
Restructuring	(1)		(3)	(2)
Stock based compensation	(22)		(23)	(13)
Other incidentals	(8)		(7)	(3)

Non-GAAP Selling, general and administrative	$(141)		$(150)	$(140)

GAAP Other income (expense)	$—		$1	$7
PPA effects	(2)		—	—
Restructuring	—		—	—
Other incidentals	1		—	—

Non-GAAP Other income (expense)	$1		$1	$7

GAAP Operating income (loss)	$183		$198	$115
PPA effects	(46)		(47)	(67)
Restructuring	(33)		(23)	(4)
Stock based compensation	(28)		(31)	(17)
Other incidentals	(11)		(25)	(6)
Other adjustments	—		—	(46)

Non-GAAP Operating income (loss)	$301		$324	$255

GAAP Operating margin	14.7%		15.3%	10.6%
Non-GAAP Operating margin	24.2%		25.1%	23.5%
GAAP Financial income (expense)	$(45)		$(79)	$(152)
Foreign exchange gain (loss) on debt	(2)		31	(53)
Gain (loss) on extinguishment of long term debt	(3)		(54)	(37)
Other financial expense	(6)		(17)	(13)

Non-GAAP Financial income (expense)	$(34)		$(39)	$(49)

GAAP Income tax benefit (provision)	$(15)		$(10)	$(11)
Other adjustments	(11)		3	(4)

Non-GAAP Cash tax (expense)	$(4)		$(13)	$(7)

GAAP Results relating to equity-accounted investees	$1		$6	$47
Other adjustments	1		6	47

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Net income (loss)	$124		$115	$(1)
PPA effects	(46)		(47)	(67)
Restructuring	(33)		(23)	(4)
Stock based compensation	(28)		(31)	(17)
Other incidentals	(11)		(25)	(6)
Other adjustments	(21	)1)	(31)	(106)

Non-GAAP Net income (loss)	$263		$272	$199

GAAP Net income (loss) attributable to stockholders	$110		$96	$(14)
PPA effects	(46)		(47)	(67)
Restructuring	(33)		(23)	(4)
Stock based compensation	(28)		(31)	(17)
Other incidentals	(11)		(25)	(6)
Other adjustments	(21)		(31)	(106)

Non-GAAP Net income (loss) attributable to stockholders	$249		$253	$186

GAAP Weighted average shares—diluted	255,167		256,162	249,668
Non-GAAP Adjustment	—		—	8,157

Non-GAAP Weighted average shares—diluted	255,167		256,162	257,825

GAAP Diluted net income (loss) attributable to stockholders per share	$0.43		$0.37	$(0.06)
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.98		$0.99	$0.72

1)	Includes: During 1Q14: Foreign exchange loss on debt: ($2) million; Loss on extinguishment of long-term debt: ($3) million; Other financial expense: ($6) million; Results relating to equity-accounted investees: $1 million; and difference between book and cash income taxes: ($11) million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

	Three Months Ended
($ in millions)	March 30, 2014	Dec. 31, 2013	March 31, 2013
Net Income	$124	$115	$(1)

Reconciling items to EBITDA
Financial (income) expense	45	79	152
(Benefit) provision for income taxes	15	10	11
Depreciation	52	61	61
Amortization	50	52	71

EBITDA	$286	$317	$294

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(1)	(6)	(47)
Restructuring 1)	33	21	4
Stock based compensation	28	31	17
Other incidental items 1)	11	24	5
Other adjustments	—	—	46

Adjusted EBITDA	$357	$387	$319

Trailing twelve month adjusted EBITDA	$1,414	$1,376	$1,195

1) Excluding depreciation property, plant and equipment and amortization software related to:

Restructuring	—	2	—
Other incidental items	—	1	1

	Three Months Ended
($ in millions)	March 30, 2014	Dec. 31, 2013	March 31, 2013
Net cash provided by (used for) operating activities	$273	$314	$119

Net capital expenditures on property, plant and equipment	(50)	(70)	(39)

Non-GAAP free cash flow	$223	$244	$80
Non-GAAP free cash flow as a percent of Revenue	18%	19%	7%